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Exhibit 12.1

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES

	(dollars in thousands)
						Six Months ended	Six Months ended
	1999	2000	2001	2002	2003	June 30, 2003	June 30, 2004
Earnings:
Income (loss) before income taxes	$86,276	$209,413	$228,466	$(1,049,840)	$291,177	$195,198	$21,004
Loss related to equity method investees	—	—	—	84	581	396	—

	86,276	209,413	228,466	(1,049,756)	291,758	195,594	21,004
Add/(deduct):
Fixed charges	5,744	1,888	1,323	12,999	16,888	6,526	7,948
Amortization of capitalized interest	3	90	183	183	183	92	114
Interest costs capitalized	(1,707)	(295)	—	(888)	(2,917)	(1,599)	(1,047)

Earnings available for fixed charges	$90,316	$211,095	$229,973	$(1,037,462)	$305,912	$200,613	$28,019

Fixed charges:
Interest expense(1)	$4,885	$771	$592	$10,000	$13,798	$5,002	$6,317
Interest portion of rental expense(2)	859	1,117	731	2,999	3,090	1,524	1,631

Total fixed charges	5,744	$1,888	$1,323	$12,999	$16,888	$6,526	$7,948

Ratio of earnings to fixed charges	16	112	174		18	31	4
Deficiency of earnings to fixed charges	—	—	—	$(1,050,461)	—	—	—

(1)
Includes interest, whether expensed or capitalized, and amortization of debt expense and premium relating to indebtedness.

(2)
One-third of all rental expense is deemed to be interest.

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  Exhibit 12.1
COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES